EXHIBIT 12
Starbucks Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Sep 30, 2012	Oct 2, 2011	Oct 3, 2010	Sep 27, 2009	Sep 28, 2008
Fiscal year ended
Earnings(1)	$2,059.1	$1,811.1	$1,437.0	$559.9	$455.6
Income from equity investees	(210.7)	(173.7)	(148.1)	(121.9)	(113.6)
Distributed income from equity investees	86.7	85.6	91.4	53.0	52.6
Amortization of capitalized interest	2.2	1.8	1.2	1.0	0.8
Fixed charges, excluding capitalized interest	224.5	252.0	266.3	284.4	300.4
Total earnings available for fixed charges	$2,161.8	$1,976.8	$1,647.8	$776.4	$695.8
Fixed charges:
Interest and debt expense(2)	$35.9	$37.7	$37.7	$42.2	$61.4
Interest portion of rental expense	191.8	218.7	233.5	245.1	246.2
Total fixed charges	$227.7	$256.4	$271.2	$287.3	$307.6
Ratio of earnings to fixed charges	9.5	7.7	6.1	2.7	2.3
(1) Earnings represent income from continuing operations before provision for income taxes.
(2) Includes amortization of debt-related expenses and interest capitalized during the period.